WELLSTONE FILTER SCIENCES, INC.

1200 N.  Coast Highway

Laguna Beach, California 92651

March 17, 2011

Lauren Nguyen

Attorney-Advisor

Securities & Exchange Commission

450 Fifth Street

Washington, DC 20549

Re:

Wellstone Filter Sciences, Inc.

Preliminary Information Statement on Form 14C

File No. 000-28161

Filed February 22, 2011

Schedule 14-f

Filed February 22, 2011

Dear Ms. Nguyen:

This letter confirms that the certificates representing the 59,735,360 shares issued by Wellstone Filter Sciences, Inc.  to the members of Auri Design Group, LLC all bear a restricted "Rule 144" legend. Wellstone Filter Sciences, Inc. issued these shares as "restricted securities" as defined in subsection (a) of Rule 144. The transfer agent, Corporate Stock Transfer, has noted the restriction on the stock records.

Sincerely yours,

/s/ Ori Rosenbaum

Ori Rosenbaum, Chief Executive Officer